Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP TO RELEASE 2007 THIRD QUARTER RESULTS ON NOVEMBER 9TH

Vancouver, BC, October 3, 2007– Goldcorp Inc. (TSX: G; NYSE: GG) will release third quarter results before market open on Friday, November 9th, 2007.

A conference call will be held Friday, November 9th at 10:00 a.m. (PT) to discuss these results. Participants may join the call by dialing toll free 1-866-542-4236 or 416-641-6125 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until December 7th, 2007 by dialing 1-800-408-3053 or 416-695-5800 for calls outside Canada and the US.  Passcode: 3237257. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas.  The Company does not hedge its gold production.

 Cautionary Note Regarding Forward-Looking Statements

This presentation contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2006 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com